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                 September 21, 2020

       John Fieldly
       Chief Executive Officer
       Celsius Holdings, Inc.
       2424 N. Federal Highway
       Suite 208
       Boca Raton, Florida 3343

                                                        Re: Celsius Holdings,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 17,
2020
                                                            File No. 333-248875

       Dear Mr. Fieldly:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Manufacturing